EXHIBIT 12    Cigna Corporation — Computation of Ratio of Earnings to Fixed Charges

Year Ended December 31, (Dollars in millions)	2011	2010	2009	2008	2007
Income from continuing operations before income taxes	$1,968	$1,870	$1,898	$382	$1,634
Adjustments:
Loss (income) from equity investee	(22)	(21)	(17)	(12)	(5)
(Income) attributable to noncontrolling interest	(1)	(4)	(3)	(2)	(3)
Income before income taxes, as adjusted	$1,945	$1,845	$1,878	$368	$1,626
Fixed charges included in income:
Interest expense	$202	$182	$166	$146	$122
Interest portion of rental expense	38	45	47	45	34
Interest credited to contractholders	5	5	3	6	7
	$245	$232	$216	$197	$163
Income available for fixed charges	$2,190	$2,077	$2,094	$565	$1,789
RATIO OF EARNINGS TO FIXED CHARGES:
Including interest credited to contractholders	8.9	9.0	9.7	2.9	11.0